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September 6, 2016

British Columbia Securities Commission
Alberta Securities Commission

Securities and Exchange Commission

Dear Sirs/Mesdames:

Re:

Fiore Exploration Ltd.

 Change of Auditor Notice dated September 6, 2016

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: The Board of Directors, Fiore Exploration Ltd.

A member firm of Ernst & Young Global Limited